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                                                               EXHIBIT 12
                           HASBRO, INC. AND SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges

                           Fiscal Years Ended in December

                               (Thousands of Dollars)


                               1993      1992      1991      1990      1989
                               ----      ----      ----      ----      ----

Earnings available for fixed charges:

  Net earnings              $200,004   179,164    81,654    89,182    92,194
  Fixed charges               42,839    48,050    52,801    23,185    30,817
  Taxes on income            125,206   113,212    63,897    63,266    64,599
                             -------   -------   -------   -------   -------
    Total                   $368,049   340,426   198,352   175,633   187,610
                             =======   =======   =======   =======   =======

Fixed charges:

  Interest on long-term
   debt                     $ 10,178    16,932    22,913     6,856    13,888
  Other interest charges      19,636    18,959    19,417     9,620    10,135
  Amortization of debt
   expense                       386       623       267        47       265
  Rental expense representa-
   tive of interest factor    12,639    11,536    10,204     6,662     6,529
                             -------   -------   -------   -------   -------
    Total                   $ 42,839    48,050    52,801    23,185    30,817
                             =======   =======   =======   =======   =======

Ratio of earnings to fixed
 charges                        8.59      7.08      3.76      7.58      6.09
                             =======   =======   =======   =======   =======


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